UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
 CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
 Date of Report (Date of Earliest Event Reported): February 16, 2021

TENGASCO, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-15555	87-0267438
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8000 E. Maplewood Avenue, Suite 130, Greenwood Village CO 80111
(Address of Principal Executive Offices, Including Zip Code)

720-420-4460
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	TGC	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01          Other Events.

Introductory Note

As previously disclosed, on October 21, 2020, Tengasco, Inc. (“Tengasco”), Antman Sub, LLC, a newly-formed Delaware limited liability company and wholly-owned subsidiary of Tengasco (“Merger Sub”), and Riley Exploration – Permian, LLC, a Delaware limited liability company (“Riley”), entered into an Agreement and Plan of Merger, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger dated January 20, 2021, pursuant to which Merger Sub will be merged with and into Riley, with Riley surviving that merger as a wholly-owned subsidiary of Tengasco (the “Merger”). On February 2, 2021, Tengasco filed with the Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus for the solicitation of proxies in connection with a special meeting of Tengasco’s stockholders, to be held on February 25, 2021, for purposes of voting on, among other things, matters necessary to complete the Merger (the “Proxy Statement”).

While Tengasco believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, Tengasco has determined to voluntarily supplement the Proxy Statement with various disclosures. These disclosures are provided in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K will be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. Defined terms used but not defined herein have the meanings set forth in the Proxy Statement. Without agreeing in any way that the disclosures below are material or otherwise required by law, Tengasco makes the following amended and supplemental disclosures:

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

The disclosure on pages 90-92 of the Proxy Statement in the section captioned “Comparable Company Analysis” is hereby supplemented by revising the section in its entirety as follows:

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Roth reviewed and compared specific financial and operating data relating to TGC and REP, based on its experience in the exploration and production industry.

With respect to REP, Roth reviewed the public stock market trading multiples for the following exploration and production companies, which Roth selected because of their geographic focus and relatively comparable product mixes:

•	Callon Petroleum Company;
•	Centennial Resources Development, Inc.;
•	Diamondback Energy, Inc.;
•	Earthstone Energy, Inc.;
•	Matador Resources Company;
•	Parsley Energy, Inc.; and
•	Ring Energy, Inc.

Using publicly available information as of October 19, 2020, Roth calculated and analyzed enterprise value multiples of each comparable company’s daily production, proved reserves and trailing twelve months EBITDA as shown below.

	Enterprise Value (1) $MM	Enterprise Value / Net Daily Production ($/Boe/day)	Enterprise Value / Net Proved Reserves ($/Boe)	Enterprise Value / TTM Adjusted EBITDA
Callon Petroleum Company	3,579.4	$32,940	$7.31	5.6x
Centennial Resources Development, Inc.	1,279.2	$18,744	$4.25	3.0x
Diamondback Energy, Inc.	11,463.3	$38,974	$10.17	4.4x
Earthstone Energy, Inc.	736.2	$54,314	$7.80	4.7x
Matador Resources Company	2,934.4	$40,032	$11.62	5.0x
Parsley Energy, Inc.	7,348.2	$40,120	$12.40	5.2x
Ring Energy, Inc.	405.8	$58,244	$5.01	3.9x
(1)	Enterprise Value is defined as market capitalization (outstanding shares multiplied by share price) plus outstanding debt less cash and cash equivalents.

The results of the REP comparable company analysis are summarized below.

	Low(1)	Median	High(2)
Total enterprise value divided by:
Net Daily Production ($/BOE/D)	$35,957.1	$40,032.1	$47,217.3
Net Proved Reserves ($/BOE)	$6.16	$7.80	$10.89
TTM Adjusted EBITDA	4.1x	4.7x	5.1x
(1)	Low is based upon the 25% quartile.
(2)	High is based upon the 75% quartile.

Using a reference range of $35,957 to $47,217 per barrel of oil equivalent of daily production, $6.16 to $10.89 per proved barrel of oil equivalent and 4.1x to 5.1x REP’s EV/TTM Adjusted EBITDA, Roth determined a range of implied enterprise values by applying these multiples against REP’s financial and operating figures as of the quarter ended June 30, 2020. Roth then subtracted from these enterprise values (i) total cash; and (ii) total outstanding debt to arrive at a range of implied equity values. This analysis indicated a range of implied values for each common unit of REP of approximately $70.02 to $107.08 using REP’s EV/Daily Production, $92.21 to $200.21 using REP’s EV/Proved Reserves, and $99.05 to $132.50 using REP’s EV/TTM Adjusted EBITDA.

With respect to TGC, Roth reviewed the public stock market trading multiples for the following exploration and production companies, which Roth selected because of their regional focus and relatively comparable product mixes:

•	BNK Petroleum Inc.;
•	Evolution Petroleum Corporation;
•	Mid-Con Energy Partners, LP; and
•	Northern Oil & Gas, Inc.

Using publicly available information as of October 19, 2020, Roth calculated and analyzed enterprise value multiples of each comparable company’s daily production, proved reserves and trailing twelve months EBITDA as shown below.

	Enterprise Value (1) $MM	Enterprise Value / Net Daily Production ($/Boe/day)	Enterprise Value / Net Proved Reserves ($/Boe)	Enterprise Value / TTM Adjusted EBITDA
Northern Oil and Gas, Inc.	1,209.0	$50,792	$7.40	2.9x
Mid-Con Energy Partners, LP	103.7	$29,312	$4.04	6.7x
Evolution Petroleum Corporation	52.7	$27,466	$5.39	4.1x
BNK Petroleum Inc.	30.9	$26,609	$0.91	2.1x
(1)	Enterprise Value is defined as market capitalization (outstanding shares multiplied by share price) plus outstanding debt less cash and cash equivalents.

The results of the TGC comparable company analysis are summarized below.

	Low(1)	Median	High(2)
Total enterprise value divided by:
Net Daily Production ($/BOE/D)	$27,252.0	$28,389.3	$34,682.0
Net Proved Reserves ($/BOE)	$3.26	$3.94	$5.90
TTM Adjusted EBITDA	2.7x	3.5x	4.7x
(1)	Low is based upon the 25% quartile.
(2)	High is based upon the 75% quartile.

Using a reference range of $27,252 to $34,682 per barrel of oil equivalent of daily production, $3.26 to $5.90 per proved barrel of oil equivalent and 2.7x to 4.7x TGC’s EV/TTM Adjusted EBITDA, Roth determined a range of implied enterprise values by applying these multiples against TGC’s financial and operating figures as of the quarter ended June 30, 2020. Roth then subtracted from these enterprise values (i) total cash; and (ii) total outstanding debt to arrive at a range of implied equity values. This analysis indicated a range of implied values per share of common stock of TGC of approximately $0.91 to $1.08 using TGC’s EV/Daily Production, $0.52 to $0.70 using TGC’s EV/Proved Reserves, and $0.29 to $0.29 using TGC’s EV/TTM Adjusted EBITDA.

Roth calculated the ratio implied by dividing the low end of each implied equity value of REP by the high end of each implied equity value of TGC. Roth also calculated the ratio implied by dividing the high end of each implied equity value of REP by the low end of each implied equity value of TGC.

This analysis indicated the following implied exchange ratios (rounded to six decimals), compared in each case to the exchange ratio in the merger of 97.796467 shares of TGC common stock for each common unit of REP, as well as the maximum and minimum exchange ratios that may be applicable under the circumstances in the merger agreement:

	Net Daily Production ($/BOE/D)		Net Proved Reserves (BOE)		TTM Adjusted EBITDA
	Low(1)	High(2)	Low(1)	High(2)	Low(1)	High(2)
	64.882276	117.539848	132.471782	387.78766	337.10792	450.94386
Implied Exchange Ratio Ranges	x	x	2x	1x	7x	4x
(1)	Low is based upon the 25% quartile.
(2)	High is based upon the 75% quartile.

The disclosure on page 93 of the Proxy Statement in the section captioned “Net Asset Value Analysis” is hereby supplemented by revising the section in its entirety as follows:

Net Asset Value Analysis

Roth performed an illustrative Net Asset Value analysis of REP using the present value of the pre-tax future cash flows that REP could be expected to generate from its existing base of estimated proved reserves, as provided by the management of REP on NYMEX Strip as of June 30, 2020 and by Netherland, Sewell & Associates, Inc. (“NSAI”) on SEC pricing as of September 30, 2019. Roth estimated the Net Asset Value by adding (i) the present value of the cash flows generated by estimated proved reserves, plus (ii) undeveloped acreage value (assuming $750 per acre valuation risked at 50%), less (ii) net working capital, (iii) net current asset retirement obligations, and (iv) total debt outstanding.  All cash flows were discounted at a rate of 9%, 10% and 15% as shown in the below table:

	NSAI			Management
	9% Discount	10% Discount	15% Discount	9% Discount	10% Discount	15% Discount
Net Asset Value (in thousands)	479,296.2	446,271.2	328,956.1	404,486.0	371,865.7	259,418.5

The Net Asset Value calculation resulted in an implied valuation range of $103.79 to $159.36 for each REP common unit, using internally prepared reserves assuming a NYMEX Strip as of June 30, 2020, and $75.07 to $128.51, using NSAI’s SEC prepared reserves assuming SEC pricing as of the fiscal year-ended September 30, 2019.

Roth performed an illustrative Net Asset Value analysis of TGC using the present value of the pre-tax future cash flows that TGC could be expected to generate from its existing base of estimated proved reserves, as provided by the management of TGC on NYMEX Strip as of June 30, 2020 and by LaRoche Petroleum Consultants, Ltd. (“LaRoche”) on SEC pricing as of December 31, 2019. Roth estimated the Net Asset Value by adding (i) the present value of the cash flows generated by estimated proved reserves, plus (ii) undeveloped acreage value (of which there was none), less (ii) net working capital, (iii) net current asset retirement obligations, and (iv) total debt outstanding.

All cash flows were discounted at a rate of 9%, 10% and 15% as shown in the below table:

	LaRoche			Management
	9% Discount	10% Discount	15% Discount	9% Discount	10% Discount	15% Discount
Net Asset Value (in thousands)	8,769.3	8,364.7	6,789.1	4,054.6	4,650.4	3,236.4

The Net Asset Value calculation resulted in an implied valuation range of $0.66 to $0.85 for each share of TGC common stock, using internally prepared reserves assuming a NYMEX Strip as of June 30, 2020, and $0.33 to $0.41, using NSAI’s SEC prepared reserves assuming SEC pricing as of the fiscal year-ended December 31, 2019.

Roth calculated the ratio implied by dividing the low end of each implied equity value of REP by the high end of each implied equity value of TGC. Roth also calculated the ratio implied by dividing the high end of each implied equity value of REP by the low end of each implied equity value of TGC.

This analysis indicated the following implied exchange ratios (rounded to six decimals), compared in each case to the exchange ratio in the merger of 97.796467 shares of TGC common stock for each common unit of REP, as well as the maximum and minimum exchange ratios that may be applicable under the circumstances in the merger agreement:

	Independent Reserve Report		Management Reserve Report
	Low(1)	High(2)	Low(1)	High(2)
Implied Exchange Ratio Ranges	122.651781x	241.108210x	185.342565x	391.225955x
(1)	Low is based upon the 25% quartile.
(2)	High is based upon the 75% quartile.

*     *     *     *

No Offer or Solicitation

This report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Tengasco and Riley. In connection with the proposed transaction, Tengasco has filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Tengasco has sent the proxy statement/prospectus to its stockholders seeking their approval of the proposed transaction.

Additional Information for Stockholders

In connection with the proposed transaction, Tengasco has filed materials with the SEC, including a Registration Statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement/prospectus. On February 2, 2021, the SEC confirmed that the Registration Statement was effective, and Tengasco commenced mailing the Registration Statement on or about February 3, 2021. This communication is not a substitute for the proxy statement/prospectus or the Registration Statement or for any other document that Tengasco may file with the SEC and send to Tengasco’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF TENGASCO ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY TENGASCO WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TENGASCO, RILEY, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors are able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Tengasco with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Tengasco will be available free of charge from Tengasco’s website at www.tengasco.com under the “Investor” tab.

Participants in the Proxy Solicitation

Tengasco, Riley and their respective directors, managers and certain of their officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Tengasco’s stockholders in connection with the proposed transaction. Information regarding the officers and directors of Tengasco is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on October 30, 2020. Additional information regarding such persons, as well as information regarding Riley’s directors, managers and officers and other persons who may be deemed participants in the proposed transaction, is set forth in the Registration Statement and the preliminary proxy statement/prospectus and will be set forth in other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication concerning the proposed transaction are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that stockholders of Tengasco may not approve the issuance of new shares of Tengasco common stock in the transaction or other proposals that are a condition to the transaction or that the stockholders of Tengasco and the members of Riley may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Tengasco and Riley; the effects of the business combination of Tengasco and Riley, including the combined company’s future financial condition, results of operations, strategy and plans; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the fact that any dividend payments will be at the discretion of the combined company’s Board of Directors and may be subject to legal, contractual or other restrictions; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Tengasco’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Tengasco’s website at www.tengasco.com under the “Investor” tab, and in other documents Tengasco files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Tengasco does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 16, 2021	TENGASCO, INC.

	By:	/s/ Michael J. Rugen
	Name:	Michael J. Rugen
	Title:	Chief Financial Officer and Interim Chief Executive Officer